Consent of Independent Registered Public Accounting Firm

Natural Gas Services Group, Inc.
Midland, Texas

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-147311, 333-110954, 333-160068, 333-160063 and 333-153874) and Form S-3 (No. 333-184672) of Natural Gas Services Group, Inc. of our reports dated March 14, 2014, relating to the financial statements and the effectiveness of Natural Gas Services Group, Inc.’s internal control over financial reporting, which appear in this Annual Report on Form 10-K.

/s/ BDO USA, LLP

Houston, Texas
March 14, 2014

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.